

Hotel Club Systems Inc (DBA Ground Floor)
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Ground Floor Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 1, 2024

GROUND FLOOR CONSOLIDATED STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	422,380	1,121,266
Accounts Receivable	42	26
Prepaids	14,607	-
Other Current Assets	94,233	41,757
Total Current Assets	531,262	1,163,049
Non-Current Assets:		
Fixed Assets - net	634,351	240,299
Right of Use Asset	2,195,502	189,000
Security Deposit	267,722	85,008
Other long-term assets	111,971	84,778
Total Non-Current Assets	3,209,545	599,085
TOTAL ASSETS	3,740,807	1,762,133
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	173,536	80,325
Accrued Expenses	873	9,002
Current Notes Payable	160,309	-
Total Current Liabilities	334,717	89,327
Non-Current Liabilities:		
Notes Payable	300,001	241,348
Lease Liability	2,195,502	189,000
Total Non-Current Liabilities	2,495,502	430,348
TOTAL LIABILITIES	2,830,220	519,674
EQUITY		
Common Stock	100	100
Additional Paid in Capital	4,627	4,586
SAFE Notes	2,984,549	1,934,590
Accumulated Deficit	(2,078,689)	(696,817)
TOTAL EQUITY	910,587	1,242,459
TOTAL LIABILITIES AND EQUITY	3,740,807	1,762,132

GROUND FLOOR CONSOLIDATED STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Sales	1,371,548	509,927
Cost of goods sold	53,160	18,083
Gross Profit	1,318,389	491,844
Operating Expenses		
Advertising & Marketing	107,257	31,420
Payroll	815,928	257,377
General and Administrative	574,215	279,794
Professional Fees	70,786	27,154
Contractors	493,019	175,439
Furniture	344,749	37,413
Rent	158,208	113,790
Depreciation	84,701	25,189
Total Operating Expenses	**2,648,864**	**947,577**
Total Loss from Operations	**(1,330,475)**	**(455,732)**
Other Expense		
Other Income	0	(4,800)
Gain/Loss from Foreign Currency	27,811	(4,573)
Interest	348	961
Amortization	43,351	14,007
Total Other Income/Expense	**71,511**	**5,594**
Earnings Before Income Taxes, Depreciation, and Amortization	**(1,401,986)**	**(461,327)**
Provision for Income Tax Expense(Benefit)	0	0
Net Income (Loss)	**(1,401,986)**	**(461,327)**

GROUND FLOOR CONSOLIDATED STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,401,986)	(461,327)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	84,701	25,189
Amortization	43,351	14,007
Accounts Payable	93,211	62,943
Accrued Expenses	(8,130)	(24,223)
Accounts Receivable	(16)	(26)
Security Deposit	(182,714)	(65,008)
Prepaids	(14,607)	5,866
Other Current Assets	(52,476)	(39,539)
Foreign Currency Translation Adjustments	4,573	20,114
Other Long Term Assets	(52,476)	(39,539)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(84,581)	(40,215)
Net Cash provided by (used in) Operating Activities	(1,486,567)	(501,542)
INVESTING ACTIVITIES	-	-
Fixed Assets - net	(481,281)	(381,507)
Net Cash provided by (used in) Investing Activities	(481,281)	(381,507)
FINANCING ACTIVITIES		
Common Stock	0	10
Additional Paid in Capital	42	4,586
Notes Payable	218,962	241,348
SAFE Notes	1,049,959	1,040,790
Net Cash provided by (used in) Financing Activities	1,268,963	1,286,734
Cash at the beginning of period	1,121,266	717,582
Net Cash increase (decrease) for period	(698,885)	403,684
Cash at end of period	422,380	1,121,266

GROUND FLOOR CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	SAFE Notes	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount				
Beginning balance at 1/1/22	9,000,000	90	-	893,800	(151,960)	741,930
Issuance of Common Stock	1,000,000	10	4,586	-	-	4,596
Additional Paid in Capital	-	-	-	-	-	-
Issuance of SAFE Notes	-	-	-	1,040,790	-	1,040,790
Net income (loss)	-	-	-	-	(461,327)	(461,327)
Prior Period Adjustment	-	-	-	-	(88,104)	(88,104)
Foreign Currency Translation Adjustment	-	-	-	-	4,573	4,573
Ending balance at 12/31/22	**10,000,000**	**100**	**4,586**	**1,934,590**	**(696,817)**	**1,242,459**
Issuance of Common Stock	6,940	0	-	-	-	0
Additional Paid in Capital	-	-	42	-	-	42
Issuance of SAFE Notes	-	-	-	1,049,959	-	1,049,959
Foreign Currency Translation Adjustment	-	-	-	-	20,114	20,114
Net income (loss)	-	-	-	-	(1,401,986)	(1,401,986)
Ending balance at 12/31/23	**10,006,940**	**100**	**4,627**	**2,984,549**	**(2,078,689)**	**910,587**

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Hotel Club Systems Inc, doing business as Ground Floor ("the Company") was formed in Delaware on June 15, 2021. The company operates social club spaces offering workspace, wellness activities and community. The Company headquarters is in San Francisco with three locations in the Bay Area, and a fourth opening soon in Los Angeles. The Company will conduct an equity crowdfunding campaign under regulation CF to raise operating capital.

The Company also whole-owns Commons Club Ltc, a United Kingdom entity and was formed in 2021.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation – Foreign Operations.

The financials of the Company include its wholly-owned subsidiary, Commons Club Ltc an entity operating out of the United Kingdom. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2023 and 2022, the Company reported $(33,388.92)and $(47,918), respectively, in earnings/(losses) from foreign subsidiaries. Net assets of foreign operations were $375.80 and $1,018.65 at December 31, 2023 and 2022, respectively.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in accumulated deficits in the consolidated financial statements. Foreign currency translation adjustments resulted in gains of $4,573 and $ 27,811 in 2022 and 2023, respectively.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities

in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,121,266 and $422,380 in cash and $123,456 and cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Furniture & Fixtures	7	60,884	(14,266)	-	46,618
Office Equipment	7	21,719	(5,449)	-	16,270
Leasehold Improvements	7	661,638	(89,995)	-	571,643
Grand Total		**744,241**	**(109,710)**	**-**	**634,531**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied
.

The Company generates revenues through the monthly membership fees and event fees. The Company's payments are collected at the beginning of each month from its members. The monthly membership fee is $200. The Company's primary performance obligation is to have the spaces and systems to be operational and open for the full monthly cycle.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans - In September 2023 the Company entered into a loan agreement for $281,750 with an interest rate of 12.7% and a maturity date of June 8 2024. The balance of this loan was $160,309 as of December 31, 2023

Promissory Note - In September and December 2023 the Company entered in an agreement totaling $300,000 with an interest rate of 8.5%. $200K is due on October 31,2025 and $100K is due on January 31, 2025. No payments have been made toward the principle as of December 31, 2023

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2022 and 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event . Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5M – $20M.

NOTE 6 – EQUITY

The Company has authorized 15,000,000 of common shares with a par value of $0.00001 per share. 10,006,940 shares were issued and outstanding as of December 31, 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 8 - LEASES

The Corporation leases its club locations and as of December 31, 2023 the Company had four active leases two of which have a term of 66 months, one has a term of 65 months and one with a term of 31 months. office space under a 10-year operating lease requiring monthly payments of $50,820.37. The lastest lease expiration date is December 1st, 2028. All the leases are cancelable upon three month's prior written notice. Future minimum lease payments as of December 31, 2023 are as follows:

Year Ending December 31,2023	Payment
2,024	554,058

2,025	504,078
2,026	521,335
2,027	538,223
2,028	439,376
Thereafter	-

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 1, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.